AM 3·1·2004

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ANNUAL AUDITIED REPORT
FORM X-17A-5
PARTIII

RECEIVED FEB 17 2004 WASH., D.C. 181 SECTION

SEC FILE NUMBER
8-36703

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/03 (MM/DD/YY) **AND ENDING** 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Foresters Equity Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6640 Lusk Blvd. #A-202
(No. and Street)

San Diego, California 92121
(City) **(State)** **(Zip Code)**

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephanie Akerstrom (858) 550-4844
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BOROS & FARRINGTON
(Name - if individual, state last, first, middle name)

11770 Bernardo Plaza Court, Suite 210, San Diego, CA 92128
(Address) *(City)* *(State)* *(Zip Code)*

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 02 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Stephanie Akerstrom, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Foresters Equity Services, Inc., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Stephanie Akerstrom
Signature

President
Title

Notary Public

MARTIN W. MC NEES
Comm. # 1460715
NOTARY PUBLIC-CALIFORNIA
San Diego County
My Comm. Expires Jan. 22, 2008

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation of Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

FORESTERS EQUITY SERVICES, INC. AND SUBSIDIARY

(A Wholly-owned Subsidiary of the Independent Order of Foresters)

Consolidated Financial Statements
And
Independent Auditor's Report

December 31, 2003 and 2002

FORESTERS EQUITY SERVICES, INC. AND SUBSIDIARY

(A Wholly-owned Subsidiary of the Independent Order of Foresters)

Table of Contents

Boros & Farrington

CERTIFIED PUBLIC ACCOUNTANTS
A Professional Corporation

11770 Bernardo Plaza Court, Suite 210
San Diego, CA 92128-2424
(858) 487-8518 Fax (858) 487-6794

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Foresters Equity Services, Inc. and Subsidiary

We have audited the accompanying consolidated statements of financial condition of Foresters Equity Services, Inc. and subsidiary (a wholly-owned subsidiary of The Independent Order of Foresters) as of December 31, 2003 and 2002, and the related consolidated statements of operations, changes in stockholder's equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Foresters Equity Services, Inc. and subsidiary at December 31, 2003 and 2002, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Boros & Farrington APC

January 28, 2004

FORESTERS EQUITY SERVICES, INC. AND SUBSIDIARY

(A Wholly-owned Subsidiary of the Independent Order of Foresters)

Consolidated Statements of Financial Condition

December 31, 2003 and 2002

ASSETS

	2003	*2002*
Cash	$2,522,652	$2,595,931
Investments	791,467	698,798
Certificate of deposit	26,049	26,049
Deposits with clearing organizations	20,000	25,000
Cash and cash equivalents	3,360,168	3,345,778
Commissions receivable	75,031	96,199
Fixed assets, net	96,326	107,801
Other assets	55,176	61,080
	$3,586,701	$3,610,858

LIABILITIES AND STOCKHOLDER'S EQUITY

	2003	2002
Liabilities		
Accounts payable and accrued expenses	$ 737,455	$ 440,126
Customer deposits	404,902	777,619
Due to parent	842,492	495,090
Total liabilities	1,984,849	1,712,835
Stockholder's equity		
Preferred stock, no par value; 1,000 shares authorized; none issued	-	-
Common stock, no par value; 150 shares authorized; 80 shares issued and outstanding	800,000	800,000
Additional paid-in capital	4,038,575	3,538,575
Accumulated deficit	(3,236,723)	(2,440,552)
Total stockholder's equity	1,601,852	1,898,023
	$3,586,701	$3,610,858

See notes to consolidated financial statements.

FORESTERS EQUITY SERVICES, INC. AND SUBSIDIARY

(A Wholly-owned Subsidiary of the Independent Order of Foresters)

Consolidated Statements of Operations

Years Ended December 31, 2003 and 2002

	2003	*2002*
Revenues		
Commissions	$ 3,822,714	$ 3,791,574
Investment income	84,489	-
Interest	12,198	3,314
Other revenues	44,784	39,318
Total revenues	3,964,185	3,834,206
Expenses		
Compensation and employee benefits	3,308,024	3,330,040
Licensing costs	296,100	293,223
Marketing	251,233	272,740
Management fee and other Foresters charges	256,000	256,171
Commissions and clearing costs	192,491	201,447
Rent	110,145	100,810
Loss from investment in mutual funds	-	81,386
Consulting and professional fees	63,644	49,581
Depreciation and amortization	39,540	47,519
Other expenses	234,109	226,632
Total expenses	4,751,286	4,859,549
Loss before income tax expense	(787,101)	(1,025,343)
Income tax expense	(9,070)	(2,490)
Net loss	$ (796,171)	$(1,027,833)

See notes to consolidated financial statements.

FORESTERS EQUITY SERVICES, INC. AND SUBSIDIARY

(A Wholly-owned Subsidiary of the Independent Order of Foresters)

Consolidated Statements of Changes in Stockholder's Equity

Years Ended December 31, 2003 and 2002

	Common Stock	*Additional Paid-in Capital*	*Accumulated Deficit*
Balance, January 1, 2002	$800,000	$2,038,575	$(1,212,719)
Capital contribution	-	1,500,000	-
Dividend	-	-	(200,000)
Net loss	-	-	(1,027,833)
Balance, December 31, 2002	800,000	3,538,575	(2,440,552)
Capital contribution	-	500,000	-
Net loss	-	-	(796,171)
Balance, December 31, 2003	$800,000	$4,038,575	$(3,236,723)

See notes to consolidated financial statements.

FORESTERS EQUITY SERVICES, INC. AND SUBSIDIARY

(A Wholly-owned Subsidiary of the Independent Order of Foresters)

Consolidated Statements of Cash Flows

Years Ended December 31, 2003 and 2002

	2003	*2002*
Cash flows from operating activities		
Net loss	$ (796,171)	$(1,027,833)
Adjustments to reconcile net loss to net cash from operating activities		
Depreciation and amortization	39,540	47,519
Changes in operating assets and liabilities		
Commissions receivable	21,168	14,539
Other assets	5,904	(21,893)
Accounts payable and accrued expenses	297,329	271,642
Customer deposits	(372,717)	759,943
Due to parent	347,402	31,706
Net cash from operating activities	(457,545)	75,623
Cash flows from investing activities		
Capital expenditures	(28,065)	(34,581)
Cash flows from financing activities		
Dividend	-	(200,000)
Capital contribution	500,000	1,500,000
Net cash from financing activities	500,000	1,300,000
Net increase in cash and cash equivalents	14,390	1,341,042
Cash and cash equivalents, beginning of year	3,345,778	2,004,736
Cash and cash equivalents, end of year	$3,360,168	$3,345,778

See notes to consolidated financial statements.

FORESTERS EQUITY SERVICES, INC. AND SUBSIDIARY

(A Wholly-owned Subsidiary of The Independent Order of Foresters)

Notes to Consolidated Financial Statements

1. **THE COMPANY AND ITS SIGNIFICANT ACCOUNTING POLICIES**

Principles of Consolidation. The consolidated financial statements include the accounts of Foresters Equity Services, Inc. and its wholly owned subsidiary Sylvan Agency, Inc. (the "Company"). Foresters Equity Services, Inc. is a wholly-owned subsidiary of The Independent Order of Foresters ("Foresters"). All significant intercompany transactions have been eliminated.

The Business. Foresters Equity Services, Inc. ("FESCO") is a registered broker-dealer licensed by the Securities and Exchange Commission ("SEC") and a member of the National Association of Securities Dealers. FESCO provides broker-dealer services involving primarily mutual funds and variable products. Sylvan Agency, Inc. provides insurance services on an agency basis.

Accounting Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Revenue Recognition. Security transactions and the related commission revenue are recorded on a trade date basis. Insurance commissions are recognized when the related insurance policies are accepted by the underwriters and premiums are paid. Bonus commissions and other revenues that are contingent or not subject to reasonable estimation are recognized when collected. Other revenues are generally recognized as services are rendered.

Fixed Assets. Fixed assets are stated at cost less accumulated depreciation. Maintenance and repairs which do not extend asset lives are expensed as incurred. Depreciation is provided on the straight-line method over the estimated useful lives of the assets, generally 5-7 years.

Cash and Cash Equivalents. Cash and cash equivalents consist of cash, investment in mutual funds, and deposits with clearing organizations which may be withdrawn on demand without penalty. Investments in mutual funds are valued at market value with the resulting differences between cost and market included in income.

Customer Deposits. Customer deposits relate to funds received for mutual fund purchases. Funds are deposited in a bank account maintained for the exclusive benefit of customers until they are promptly remitted to the appropriate entities.

Concentration of Credit Risk. The Company maintains cash in bank accounts which exceed federally insured limits and invests excess cash in mutual fund accounts. No credit losses have been experienced on these accounts. Management believes that any potential credit losses would be minimal and, accordingly, no reserve for such losses has been established.

Financial Instruments. The carrying values reflected in the statement of financial

condition at December 31, 2003 and 2002 reasonably approximate the fair values for financial instruments. In making such assessment, the Company has utilized discounted cash flow analyses, estimates, and quoted market prices as appropriate. No allowance for potential credit losses was considered necessary at December 31, 2003 and 2002.

2. RELATED PARTY TRANSACTIONS

Due to Foresters. The Company reimburses Foresters for compensation and other costs that Foresters pays on behalf of the Company. These costs amounted to approximately $2,278,000 in 2003 and $2,120,000 in 2002.

3. FIXED ASSETS

	2003	*2002*
Computer equipment and software	$404,194	$383,507
Other equipment	32,336	28,597
Leasehold improvements	14,785	14,785
Furniture and fixtures	55,467	55,968
	506,782	482,857
Less accumulated depreciation	(410,456)	(375,056)
	$ 96,326	$107,801

4. INCOME TAXES

The Company does not file consolidated income tax returns. The Company uses the liability method of accounting for income taxes whereby deferred tax asset and liability account balances are calculated at the balance sheet date using the current tax laws and rates in effect. Because temporary differences are insignificant and the future utilization of operating loss carryforwards is uncertain, the Company has not recognized in the financial statements any deferred tax assets or liabilities.

At December 31, 2003, the Company has net operating loss carryforwards for financial statement purposes of approximately $1,800,000 which expire in various years through 2018.

The effective income tax rate varies from the statutory federal income tax rate of 34% for the following reasons:

	2003	*2002*
"Expected" federal income tax (expense) benefit	$ 267,614	$ 348,617
State income tax	(9,070)	(2,490)
Change in valuation allowance	(267,614)	(348,617)
Income tax expense	$ (9,070)	$ (2,490)

5. LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The Company had no borrowings under subordination agreements at December 31, 2003 and 2002.

6. NET CAPITAL REQUIREMENTS

Under Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital (as defined) and a ratio of aggregate indebtedness to net capital (as defined) not exceeding 15 to 1.

The Company's ratio at December 31, 2003 was 1.6862 to 1. The basic concept of the Rule is liquidity, its object being to require a broker-dealer in securities to have at all times sufficient liquid assets to cover its current indebtedness. At December 31, 2003, the Company had net capital of $812,723 which was $721,456 in excess of the amount required by the SEC.

7. RESERVE REQUIREMENT FOR BROKERS AND DEALERS IN SECURITIES

The Company is exempt from provisions of Rule 15c3-3 (per paragraph K(2)(A) of such Rule) under the Securities Exchange Act of 1934 as an introducing broker or dealer transacting security transactions on a fully disclosed basis. The Company does not maintain physical custody of securities. Because of such exemption the Company is not required to prepare a determination of reserve requirement for brokers and dealers in securities.

*****

FORESTERS EQUITY SERVICES, INC. AND SUBSIDIARY

(A Wholly-owned Subsidiary of the Independent Order of Foresters)

Schedule I
Computation of Net Capital
Pursuant to Rule 15c3-1

December 31, 2003

	FOCUS X-17A-5 Part IIA
Total stockholder's equity	$1,601,852
Less non-allowable assets	
Cash	750
Receivable from subsidiary	101,633
Net assets of subsidiary	384,220
Fixed assets	96,326
Other assets	54,826
Net capital before haircuts on security positions	964,097
Less haircuts on security positions	
Investments	85,072
Undue concentration	66,302
Net capital	$ 812,723
Total aggregate indebtedness (excluding subsidiary indebtedness)	$1,370,378
Ratio of aggregate indebtedness to net capital	1.6862
Minimum net capital required	$ 91,267

Note: *There are no differences between the net capital reported above and the net capital reported on form FOCUS X-17A-5 Part IIA as of December 31, 2003.*

FORESTERS EQUITY SERVICES, INC. AND SUBSIDIARY

(A Wholly-owned Subsidiary of the Independent Order of Foresters)

Schedule II
Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3

December 31, 2003

Because the Company does not hold funds or securities for the account of any customers, as defined by Securities and Exchange Commission Rule 15c3-3, no reserve is required and this schedule is not applicable. Consequently, a reserve requirement was not calculated in Part II of Form X-17A-5 of this Company's FOCUS report as of December 31, 2003; and a reconciliation to that calculation is not included herein.

FORESTERS EQUITY SERVICES, INC. AND SUBSIDIARY

(A Wholly-owned Subsidiary of the Independent Order of Foresters)

Schedule III
Information Relating to the Possession or Control Requirements
Pursuant to Rule 15c3-3

December 31, 2003

The Company is exempt from Rule 15c3-3 under the exemptive provisions of section (k)(2)(A) and, accordingly, has no possession or control requirements.

INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT ON INTERNAL CONTROL STRUCTURE

Board of Directors
Foresters Equity Services, Inc. and Subsidiary:

In planning and performing our audit of the financial statements of Foresters Equity Services, Inc. and Subsidiary (the "Company") for the year ended December 31, 2003, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and in complying with the conditions of exemption from Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment of securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be a material weakness as defined above.

We understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the Commission's objectives. In addition, the Company was in compliance with the exemptive provisions of Rule 15c3-3 at December 31, 2003 and, further, no facts came to our attention indicating that the Company was not in compliance with such conditions during the year ended December 31, 2003.

This report is intended solely for the use of management and the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

January 28, 2004